

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 7, 2008

<u>Via U.S. Mail and Facsimile</u>

Mark R. Belgya
Chief Financial Officer
The J.M. Smucker Company
One Strawberry Lane
Orrville, Ohio 44667-0280

> **Re: The J.M. Smucker Company**
> **Form 10-K for Fiscal Year Ended April 30, 2007**
> **Filed June 26, 2007**
> **File No. 1-5111**

Dear Mr. Belgya:

We have reviewed your response letter dated March 28, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive proxy statement filed July 9, 2007

1.   Please confirm in writing that you will comply with the following comment in all future filings. Provide us also with an example of the disclosure you intend to use. After our review of your response, we may raise additional comments.

IV. What Smucker's Short-Term Incentive Compensation Program, page 21

2.   We note your response to our prior comment six. We further note that for all of the executive officers participating in the management incentive program other than Mr. Byrd, 50% of the compensation was based on individual performance. For each executive officer, please describe the elements of individual performance and/or individual contribution that were taken into account when awarding incentive compensation.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Belgya (330-684-3112)
        S. Donahue